貝克・麥堅時律師事務所


06011500


SEC MAIL PROCESSING
RECEIVED
MAR 07 2006
WASH. D.C. 156 SECTION

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道 10 號
和記大廈 14 樓

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Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000003
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Washington, DC

March 3, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated February 2, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Lydia

Michelle Li / Joyce Yip

Encl.

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

dlw 3/9

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission dated on February 20, 2006

1. Article regarding Charter Deal released on March 2, 2006

SOUTH CHINA MORNING POST -2 MAR 2006

B2

CSCL in US$294m charter deal

SHIPPING
Russell Barling

Expansion-minded China Shipping Container Lines (CSCL) agreed yesterday to charter four new container ships under a long-term deal that would cost US$294 million over the life of the contract.

The vessels, each with capacity of 2,500 teu (20-ft equivalent units), were ordered yesterday by New York-listed Seaspan Corp from Jiangsu Yangzijiang Shipbuilding for delivery from 2008.

Seaspan is paying about US$44.5 million per unit for the vessels and has options to build up to eight more at Jiangsu.

The charter is the latest between Hong Kong-listed CSCL and Seaspan, with their first agreement struck in 1999 for eight 4,250 teu vessels.

"This acquisition expands our relationship with CSCL and is another step in our growth trajectory," Seaspan chief executive Gerry Wang said yesterday. The deal is for an average of US$16,825 a day per vessel over 12 years.

The majority state-owned CSCL, whose aggressive expansion has seen it become the world's No 6 container line by capacity from 18th five years ago, has first option on a second quartet of vessels on the same terms. The vessel size would suit the China-coastal or intra-Asia trade lanes.

For Vancouver-based Seaspan, which in August raised US$750 million in the most lucrative shipping initial public offering in the United States, the deal marks its first foray into the smaller, regional-sized ships as it looks to diversify its fleet and charter customer base.

Mr Wang said Seaspan set aside US$250 million from the listing proceeds to buy used vessels.

The company recently held talks with Hong Kong's Orient Overseas (International), Mitsui OSK, Taiwan's Evergreen Marine and other carriers about possible purchase-lease-back deals.